KPMG LLP

2500 Ruan Center

666 Grand Avenue

Des Moines, IA 50309

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Da-Lite Screen Company, Inc. and subsidiaries:

We consent to incorporation in the registration statement on Form S-4 (File No. 333-116673) of Da-Lite Screen Company, Inc. and subsidiaries of our report dated February 13, 2004, except for note 11 which is as of May 13, 2004, with respect to the consolidated balance sheets of Da-Lite Screen Company, Inc. and subsidiaries as of December 27, 2002 and December 26, 2003, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 26, 2003, and the related financial statement schedule.

Our report refers to a change in the Company’s method of accounting for goodwill and related amortization.

Des Moines, Iowa

July 22, 2004